SEC
Mail Processing
Section

FEB 25 2013

Washington DC
400

(handwritten: ✳ 80/27)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 45502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/12_____ AND ENDING_____12/31/12_____
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HP Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

____1500 SW First Ave., Suite 910____
(No. and Street)

Portland	OR	97201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
____Hans Powers_____(503) 719-4681____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec Street	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

13012110

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(handwritten: EM 3/7/13)

OATH OR AFFIRMATION

I, ___Hans Powers_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___HP Securities, Inc._____ , as
of _____December 31,_____, 20_12____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

                                                                                       Signature

                                                                                       CFO
                                                                             _____
                                                                                       Title

_____
              Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS

HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT.**

HP SECURITIES, INC.

TABLE OF CONTENTS

SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET • SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
HP Securities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of HP Securities, Inc.(the "Company") as of December 31, 2012 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HP Securities, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Greenwood Village, Colorado
February 6, 2013



HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	30,951
Receivable from clearing broker		27,644
	$	**58,595**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	13,642
Accounts payable and accrued expenses		7,969
Total liabilities		21,611

CONTINGENCIES (Note 3)

SHAREHOLDERS' EQUITY (Note 2):

Common stock, no par value; 1,000 shares authorized;	
200 shares issued and outstanding	7,500
Additional paid-in capital	12,837
Retained earnings	16,647
Total shareholder's equity	36,984
$	**58,595**

NOTE 1 -   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Organization and Business

The Company was incorporated in the state of Oregon in December 1992 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company is engaged primarily in the sale of securities. On September 2, 2010, the Company entered into a quasi-reorganization whereby its accumulated deficit was transferred to additional paid-in capital.

Agreement with Clearing Broker

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

Securities Valuation and Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a settlement date basis. Differences between trade date and settlement date, if any, are not significant.

Statement of Cash Flows

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Income Taxes

The financial statements do not include a provision for income taxes because the Company has elected to be taxed as an S Corporation and, accordingly, the Company is not a taxable entity and its owners are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2008. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(Concluded)

previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2011, the Company had net capital and net capital requirements of $24,555 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .88 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has receivables from its clearing broker as shown on the accompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

NOTE 4 - **FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES (concluded)**

The Company's financial instruments, including cash, receivables, payables and other liabilities, are carried at amounts which approximate fair value.

NOTE 5 - **SUBSEQUENT EVENTS**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.